EXHIBIT 99.1

S&W Seed Company
Third Quarter 2012 Earnings Results Conference Call

Wednesday, May 9, 2012, 04.15 PM ET
Mark Grewal
Matt Szot
Robert Blum

OPERATOR:
Good afternoon and welcome to the S&W Seed Company Reports Third Quarter 2012 Financial Results Conference Call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the "*" key, followed by "0." After today's presentation, there will be an opportunity to ask questions. To ask a question you may press "*"then "1" on your touchtone phone, to withdraw your question please press "*"and then "2." Please note that this event is being recorded.

Now, I would like to turn the conference over to Robert Blum. Please go ahead.

ROBERT BLUM:
Thank you Emily, and thank you for joining us to review the financial results of S&W Seed Company, for the third quarter of fiscal year 2012, which ended March 31, 2012. As the conference call operator indicated, my name is Robert Blum. I am with Lytham Partners. We are the Investor Relations consulting firm for S&W Seed Company.

With us on the call representing the Company today, Mr. Mark Grewal, President and Chief Executive Officer, Mr. Matt Szot, Chief Financial Officer.

After conclusion of today's prepared remarks, we'll open the call for a question and answer session. If anyone participating on today's call does not having a full text copy of the release, you can retrieve it from the Company's website at www.swseedco.com or numerous financial websites.

Before we begin with prepared remarks, we submit for the record the following statements. Statements made by the management team of S&W Seed Company during the course of this conference call may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements describe future expectations, plans, results or strategies and are generally preceded by words such as may, future, plan or planned, will or should, expected, anticipates, draft, eventually or projected. Listeners are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the Company's 10-K for the fiscal year ended June 30, 2011, and other filings made by the Company with the Securities and Exchange Commission.

With that said, let me turn the call over to Mark Grewal, Chief Executive Officer for S&W Seed Company. Mark.

MARK GREWAL:
Thank you Robert and good afternoon to all of you. All of us at S&W Seed Company thank you for taking the time to participate on today's call. We appreciate your continued interest in S&W Seed Company. The third quarter of fiscal year 2012 marked the third consecutive quarter in which S&W has grown revenues by more than 420% on a comparable quarterly basis. It was a record as far as third quarter revenues and it was the first time in which we were profitable during the seasonally slow quarter.

The strategic decision that we made over the past year to market directly to dealers in the Middle East and North African regions has precipitated this growth to occur. As we discussed on previous calls, S&W acquired a customer list of our international distributor, Genetics International, in July of 2011.

The acquisition of this list from Genetics International's owner has helped us to improve margins for S&W and our customers, increase brand recognition through S&W's labeled bags and more directly interface with our customer base, where we instituted a thorough marketing and product education campaign into the region. At the end of the day, S&W's value proposition of its proprietary non-dormant higher yielding salt tolerant alfalfa seed varieties is starting to reach the end customer and the results of the last three quarters had shown their response with S&W reporting record revenues.

Historically, the third quarter for S&W is characterized as one of which we are making preparations for upcoming fall harvest and planting season. However, due to our overwhelming market penetration into the Middle East region during this last season, we continue to ramp our sales and marketing activities in the current quarter. There was much higher demand for our products than we are accustomed to seeing for the February planting season, which in turn prompted our local dealers and other customers to restock seed they sold through to those farmers. We see this as a strong testament to the quality and results of our product as well as the increase in demand that appears to be occurring within the alfalfa seed industry.

[Indiscernible] these points, in another important region for us North Africa, we were asked by the primary reseller in the region to exhibit S&W alfalfa seed at the 7th Annual International Exhibition of Moroccan Agriculture or SIAM. SIAM is the largest agricultural tradeshow in the North Africa. We see Northern Africa as a very large addressable market for S&W and believe that the success that we are obtaining in the Middle East can be replicated there as well as over the coming years. I appreciate the hard work and dedication of our team for the accomplishments on the sales and marketing front during this third quarter.

Our objective now is to meet the strong demands in the marketplace by increasing seed production. Before I expand on a number of items that occurred during the quarter in regards to production initiatives on the alfalfa side of the business as well as the stevia side, let me turn the call over to Matt Szot, our CFO for a review of the financials. Matt.

MATT SZOT:
Thanks, Mark. I'd like to review the permanent details of the quarter. Revenue for the quarter totaled $2.5 million compared to $440,000 for the third quarter of the prior year. This was an increase of $2.1 million or 480% and was largely driven by our continued penetration into the Middle East region and as well as an increase in demand in our domestic markets as well. As Mark mentioned earlier, due to an overwhelming demand of our seed, a key customer in Saudi Arabia placed additional follow-on orders during the third quarter to meet the needs of farmers in that region.

Revenue for the nine months ended March 31, totaled $13.4 million, compared to $2.3 million for the comparable period in the prior year. This increase of $11.1 million or 487% reflects the success of our initiative to sell directly into the international markets, coupled with strong demand for proprietary seed varieties, both internationally and domestic.

Sales at international markets accounted for 74% of our current period revenue compared to 0% in the prior year.

Domestic revenues totaled $3.6 million in the first three quarters of the current year versus $2.2 million in the prior year, an increase of 65%.

Revenue for the current quarter included 16,000 of milling and other services compared to 236,000 in the prior year. The decrease is due to the timing of milling services being performed throughout the year. In the current year, we had a higher concentration of revenue in the first two quarters versus the prior year.

From a margin perspective we were pleased with our results, gross profits totaled 802,000 and this is an increase of 321% versus the prior year. Overall, gross profit margin totaled 31.4% versus 43.2% in the prior year, the decrease in overall gross profit percentage is due to a change in mix or by a higher margin milling services represented only 1% of our revenue in the current quarter versus 54% in prior the year.

With an anticipated seed charge in market we are experiencing an overall increase in our average sales price particularly in our domestic market. When we look to our seed product for the fall of 2012, we are expecting an increase in the cost of seeds, however we are hopeful these incremental product cost that we added to our future sales price.

Overall, we were pleased with our expense control given our significant top-line growth. Operating expenses totaled 742,000 for the current quarter versus 753,000 in the prior year. Operating expenses represented 29% of revenues in the current quarter versus a 171% in the comparable period of the prior year.

Year-to-date operating expenses totaled $2.5 million versus $2.2 million in the prior year, which represented an increase of 16%. Much of this increase is attributed to additional sales commissions that we're paying, as we dramatically increased our revenue.

These trends are an indication of the scalability of our business and that top-line revenue growth should translate into incremental margin growth. Net income before income tax is totaled 57,000 for the quarter, and this is an improvement of 617,000 from the same period last year. For the nine month period net income before income tax is totaled $1.5 million which was an improvement of $2.7 million. EBITDA which is a non-GAAP measure totaled 126,000 for the quarter, an improvement of 628,000 versus the prior period.

And for the nine month period EBITDA totaled $1.8 million, an improvement of $2.7 versus the comparable period of prior year. Net income totaled 21,000 for the quarter, and this is an improvement of 314,000 from the prior year, for the nine month period net income totaled 986,000, an improvement of $1.6 million versus the prior year.

Quarterly EPS was $0.04 both basic and dilutive and this is compared to our $0.05 loss per share last year. For the nine months period EPS is $0.17 per share versus a loss of $0.11 per share in the prior year.

From a balance sheet perspective, we ended the quarter in a strong position, we had $6.2 million in cash with approximately $14 million in current assets, this included $3.1 million in receivables and $4.1 million in inventory, and our inventory balances are comprised of…not only our finished seed inventory, but it also includes our crop and ground inventories, which is going to be harvested this fall.

Net working capital totaled $11.8 million [indiscernible] that. Also during the quarter, we were successful in expanding our credit facility with Wells Fargo to $7.5 million and today we have not drawn any sample funds in this line.

During the third quarter of the current year we sold almost 700,000 pounds of seed, and during the nine month period we sold 3.3 million pounds of seeds. Our on-hand inventory balances at March 31st include approximately 800,000 pounds of alfalfa seed. In a few moments, Mark is going to elaborate on our efforts to increase seed production.

Our cash collections from both international and domestic customers were consistent with payment terms, and our cash flows from operations were strong, and generated $2.8 million during the nine month ended March 31st.

Overall, we think we are well positioned to continue to take advantage of the market opportunities including increasing our seed productions to meet the spike in demand, as well as executing our strategic acquisition that will be synergistic to this agricultural platform that we are building.

And I will now…I will now turn the call back to over Mark.

MARK GREWAL:

Thank you Matt. Let me talk about the initiatives we have in place to grow both of our alfalfa businesses, as well as our stevia operations. First, on our alfalfa operations, in March 2012 and subsequent to our last conference call we announced that we secured approximately 360 additional acres for production of S&W's proprietary alfalfa seed varieties. The additional acreage will be…which will be harvested in calendar 2012, will be comprised from contracted growers. That announcement brought the total secured acres to approximately 4,664 acres for the fall of 2012. This represents approximately 95% increase from the 2,400 acres harvested in the fall of 2011.

Out of 4,664 acres S&W will be farming approximately 35% internally and marks the first time in recent history that we will farm a portion of our production ourselves. This ability to farm internally should ensure consistent supplies and over time allow for increased gross margins as we capture the margin typically earned by the contracted acreage. For those that are not familiar, for nearly 26 years I oversaw farming operations for one of the largest farms in the world. So this is something that we feel very comfortable doing.

Barring any near…any additional near term activities that may affect the fall 2012 of harvest, this will be our seed production acreage, which will translate into alfalfa seed available for sale in the fiscal year 2013 along with year ending inventory.

Overall, we believe we are taking all of the necessary steps to maximize our proprietary alfalfa seed varieties. We will continue to develop relationships with contracted growers, look for appropriate lease arrangements and look for opportunities that present themselves where the purchase of land fits our operational model.

Let me now turn to some significant strides we made over the last three month in our stevia development program. For those of you not familiar, we planted 114 acres of stevia in the San Joaquin Valley of California during 2011. We then performed our first test harvest in September 2011 with encouraging results. Our strategy has been utilized natural breeding techniques to enhance quality and yields going forward.

In regards to the first point, beginning in June of 2011 we commenced Greenhouse operations to grow several million stevia plugs. We anticipated planning between 80 and 150 acres of stevia to the ground for our second generation field. And based on the successful propagation of the several million plants in the Company's Greenhouse program, the ability to plan above the high-end of our previously announced range was made possible. We currently anticipate planting 156 acres of stevia on land over these in Los Banos in the San Joaquin valley which is about 20 miles from our first generation field both of which are located in the heart of the valley.

We anticipate the initial plantings to occur within a month on the second generation field. And as I have previously mentioned, it takes time to go from one to two, two to four, and so on, but once we reach a critical point the expansion should begin to accelerate very quickly.

In regards to our long term stevia plant breeding program, we made tremendous strides this last quarter. In February, we announced the breeding of our new stevia plant that shows elevated mass, or potential yield, of leaf per plant, as well as high overall levels of steviol glycosides. We have internally dubbed the plant "the monster plant". These new stevia lines are growing to sizes significantly larger than anything we have previously seen. The company now anticipates breeding these new lines which inherently have high overall steviol glycosides, but lower percentages of Reb-A than our commercial lines, to meet the needs of our customers. But we are very excited by this breakthrough in stevia plant breeding.

As I have stated, moving forward our goals are too fold in stevia. One, continue to refine the characteristics through natural breeding to develop the highest quality stevia available to the market place. And two, expand the dedicated acreage. We made strides in both of these goals during the last three months.

We are very pleased with the progress made in both our alfalfa and stevia operations. We recorded a record third quarter revenues. We made tremendous strides in expansion of our alfalfa seed production capabilities. We've made breakthroughs in our stevia plant breeding program, and we have secured the additional acreage necessary for second generation stevia fields. We have another busy quarter ahead of us.

We would like to thank everyone for joining us on this call today. And if there are any questions, we would be happy to take them now. Operator, Emily.

Q&A

OPERATOR:
We will now begin the question answer session. To ask a question you may press "*" then "1" on your touchtone phone. If you are using a speakerphone, please pick up your handsets before pressing the keys, to withdraw your question, please press "*" and then "2." At this time, we will pause momentarily to assemble a roster.

And our first question will come from David Wolfson of William, Smith & Company. Please go ahead.

DAVID WOLFSON:
Hi guys, good afternoon.

MARK GREWAL:
Good afternoon.

MATT SZOT:
Hi David.

DAVID WOLFSON:
My first question is just regarding the decrease in milling revenue, I wondered if you could give us some more color on why we saw the drop off year-over-year?

MATT SZOT:
Sure, David, this is Matt. Our milling revenues are really…the decrease is due to a timing difference. Last year the revenues were spread out more across the entire year. This year higher concentration of those revenues were performed in Q1 and Q2. And it was really just the timing of services being performed as opposed to a drop off in the amount of work we are doing.

DAVID WOLFSON:
Okay.

MATT SZOT:
Year-to-date our milling revenues are in essence–flat.

DAVID WOLFSON:
Okay, that's helpful and so, can we also expect a kind of a year-over-year decrease going into Q4 with milling revenue then?

MARK GREWAL:
It's…this is Grewal, you know again what Matt stated on the timing is you know, when is the grain going to come off? So our mill could actually have some earlier, it just depends on units in the way that plants grow because the barley will come up first, the triticale, the barleys, and then wheats will follow. And so it's going to be a potential June or into July type, you know type before we start really cleaning alfalfa seed and then going back to grains and other crops after we complete the alfalfa seed season. So it's more of you know, is this an early season or late season, how much heat units, where the contracts are, where you are growing, where's this product being shipped from to the mill? And so it's a logistics and heat unit phenomenon.

DAVID WOLFSON:

Okay, thank you. You guys talked a bit about alfalfa seed prices based on the data you provided it looks like you sold for an average of about $3.60 per pound. I was just wondering if that could be…some of that price could be attributed to discounts for bulk orders abroad, and wondering you know, where I know specifically you saw the price per pound going through the rest of the year?

MATT SZOT:

Yeah, David. We don't want to get into the exact pricing for competitive reasons. But I…we can tell you that when we ship to our large international customers who are taking significant quantities at any particular point of time, they are receiving better pricing than our domestic customers. So we are…we are seeing an increase in pricing and that increase in pricing is more prominent in our domestic pricing.

DAVID WOLFSON:

Okay. Okay, thank you. And I guess looking forward you guys sold about 700,000 pounds of inventory this quarter; do you have any expectations of how much you plan in terms of alfalfa seed to sell in Q4?

MATT SZOT:

Well David, we ended the quarter with just under 800,000 pounds of seed. And on a very regular basis we are looking at what opportunities are out there, and making the determination on when it would be best to sell that seed. We will end the June period with a certain amount of seed on-hand, but we haven't decided on what those levels are going to be at this point.

DAVID WOLFSON:

Finally, my last question, then I'll let someone else jump on. You guys have expanded acreage pretty rapidly, and I was wondering if you felt comfortable with this rate of expansion, if this is something that we can kind of look forward to for years going forward, and if there is kind of a target in terms of acreage down the road, where you would like to be producing?

MARK GREWAL:

Well David, the first part of your question is we feel very comfortable in the direction we are headed. We you know, as far as forecasting the future, I will give you my opinion, we are going to…we are going to have to ramp up an increase, and we will leave it at that, but we are going to continue in the same mode that you've been looking at. Does that answer it?

DAVID WOLFSON:

Yeah, that does, that does I guess. All right, thank you very much guys.

MARK GREWAL:

You're welcome.

MATT SZOT:

Thanks David.

OPERATOR:
Once again if you have a question, please press "*" and then "1." And our next question comes from Joe Munda of Sidoti. Please go ahead.

JOE MUNDA:
Good afternoon guys, thanks for taking my questions. Real quick, Mark, you guys talked about an additional 156 acres of stevia, what would the yield be on that in tons?

MARK GREWAL:
I don't really know at this time, there is a lot of R&D still going on. How we are going to harvest it? We'll have to talk to our Director of stevia operations. We're really refining a system that really nobody else has. And you know, what's the heat units is going to be for the year? Traditionally speaking as we started this research and started going forward in getting commercial production inline for the past three years, the transplanting of the plants indicates that the new crop will be harvested one time this year, Joe.

JOE MUNDA:
Okay.

MARK GREWAL:
And then that the original plants that we harvested last year, so they are going into their second season, should have at least two harvests on it this year. But again, let me talk a little bit of agronomics, because if the heat units... Joe when you want to harvest, the crop is pretty bloom, or less than 10%, because as the plant blooms the Reb-A will decrease in total concentration. And so, if you can tell me how many times a plant is going to bloom, I can tell you how many times we have to harvest it, because we want to make sure that our supply of rebaudioside is correct for our contracts.

JOE MUNDA:
Okay. And I guess the second part of that question is, Mark where do you see stevia prices heading, and what's the initial response from some of your customers on the stevia itself?

MARK GREWAL:
Well, Joe what I hope to do first of all is sometime you need to get out to California and taste it yourself. But we are very proud of breeding accomplishments, and anyone that's come out to the fields has been very impressed with the taste. And we do feel internally that that's the area of concentration, because he who has the best tasting product will win. So, we are really focusing on that and yield more or so than say ramping up the stevia Reb-A part. We do realize that on our contractual basis we have to have so much percentage of the Reb-A, and we are going to make sure that that you know that that's always covered. But I just encourage you to come out; there is a lot of IP involved in this. We think we are on the forefront, and so you know, I just recommend that you come out and visit; you'll see what we are talking about.

JOE MUNDA:
And there is none that lagging after taste?

MARK GREWAL:
I want you to taste it.

JOE MUNDA:
Okay.

MARK GREWAL:
I heard in the Wall Street though, you got an award. So on behalf of S&W we would like to say congratulations.

JOE MUNDA:
Oh, thanks guys.

MATT SZOT:

Joe this is Matt. I also want to add that, we have an existing supply contract with PureCircle and the pricing in that contract, which is confidential in nature, is the fixed price per pound.

JOE MUNDA:

Okay. All right, thanks guys. I'll hop back in queue.

MATT SZOT:

You're welcome.

MARK GREWAL:

Thanks Joe.

OPERATOR:

Our next question comes from Andrew O'Conor of Harris Investments. Please go ahead.

ANDREW O'CONOR

Hi, guys.

MARK GREWAL:

Hi, Andy.

ANDREW O'CONOR:

Yeah, wanted to know…can you further characterize the end-market for alfalfa seeds in terms of backlog or supply demand balance both domestically and then for your export markets? Thanks so much.

MARK GREWAL:

Well, I will go ahead and tell you that, that our personal forecasting indicates a very robust market this fall, and a lot of seed companies out of non-dormant varieties period. So we expect a very, very strong fall market. I've got a lot of intel, don't want to discuss a lot of it, but a lot of companies are out of seeds.

ANDREW O'CONOR:

All right sir that's helpful. Thanks so much.

MARK GREWAL:

You're welcome.

MATT SZOT:

Thanks Andy.

OPERATOR:

Our next question comes from Elliott Elbaz of Gordian Wealth Advisors. Please go ahead.

ELLIOTT ELBAZ:

Hey guys congratulations on the quarter, a job well done. My question is going to be geared more towards kind of margins; I just wanted to flush out a couple of things. One, you talked about, for the first time, actually producing internally farming 35% of the acreage yourselves, which I think is great. And it seems like historically in the past your margins on seed that you brought from the farmers was kind of, when you resold it you'd kind of be in the 28%, you know high 20s, low 30s. Can you just give us some characteristics of what…and clearly if you are farming yourself you think the dynamics were better suited for you in terms of the…in the margin characteristics? And secondly, on the milling revenues, I know it seems like there is more of a, you know seasonality in terms of the timing drift of when you got the seeds, but it's always been also big low lying fruit for you guys in terms of margins for that business have always been kind of dynamic and much higher than the rest of the company average. So, are there some strategic initiatives still in place to kind of wanting to grow that yield utilization out at the mills as well? Thank you.

MATT SZOT:

Elliott, this is Matt, I'll take the first part of that question, which is your question on the seed margin and the impact of our internal farming operation. I do want to clarify; our historical results through March do not reflect any margin impact from our internal farming. Fall of 2012 is the first harvest which is going to reflect our internal farming operation. The nine month period that we are looking at here is all from contracted seeds…

ELLIOTT ELBAZ:

Understood. So in theory the internal farming should actually help bump up margins?

MATT SZOT:

We would like to…we'd like to think so. It's obviously always going to be contingent upon the yields that we get from our internal farming, but if we are successful in getting the yields that our contract growers are getting, there is an opportunity to add a certain percentage or certain amount of basis points on a per pound basis. And that's why we are doing this over a long term.

ELLIOTT ELBAZ:

And what are the yields from your farmers that you get?

MARK GREWAL:

Historically speaking, in California there it's around 750 pounds. Elliott, we could actually send you some actual accurate, more accurate information and that in S&W's history of over 30 plus years, but we don't our…we don't want our competitors to see that information.

ELLIOTT ELBAZ:

Understood.

MARK GREWAL:

On the…Elliott, on the mill side, one of our #1 priorities is to continually expand and get more production in our milling. So one of the things that we have to do strategically is look at the opportunities to clean other company's seeds and how that affects us in sales and helping them lower their margins. Since we do have one of the largest mills in State of California, we have a lot of room to help others, but we want to make sure that strategically it doesn't put them into a too much of a competitive light against us. And what I mean by that is we could be cleaning other companies' seed alfalfa. We are looking at a few companies right now. There's many that want us too.

There some of these mills are outside of the State of California. So most of your production of the crop is in California, so imagine freighting the seed plus maybe 20% dirt across the board, Idaho or some state, and then having to clean it there and what that cost disadvantage is for those companies is, compared to if we cleaned it, bagged it and shipped it for them. So we are doing more of that in the grain side, for instance a company called Penny Newman, RSIC company-owned by Syngenta on their triticales, which are barley-wheat blends. We are doing quite a bit of that and we are going to continue to enhance and ramp-up the mill and we have a lot of strategies to do that. We just don't want to tip off our competitors.

ELLIOTT ELBAZ:
Thank you.

MATT SZOT:
Thanks, Elliott.

OPERATOR:
Our next question comes from Keith Gil of JHS Capital Advisors. Please go ahead.

KEITH GIL:
Congratulations guys. Great quarter. My question is on the 114 acres that you will be harvesting again in third quarter, and would that be the same type of revenue or would that be greater than what was reported for the first harvest?

MARK GREWAL:
Well, we have a lot of…we have a lot of research on that first commercial harvest. Keith, we took a lot of plants and we only harvested maybe a third of the plant, because we wanted to make sure that as we go forward with these plants that are very expensive that they last. And what I mean by that is, we didn't want to take something to the ground and then have it…had to be replanted it because it wouldn't regenerate the next year. Because we are taking a plant that's in China, is an annual; and we are turning it to a perennial.

And so, as we get smarter and we take more of the plant, the yield will actually go up quite a bit. So if we take the whole plant, in theory we would have had three times as much volume as we had in the previous year. You know, it should be greater than the last year, but when are the bloom periods is going to occur, what are the heating units, what type of harvesting mechanisms do we want to use, Keith? Because we also decided we were trying can we just take the leaf along, leave the plant in place and different types of inside information on, do we want to clean it at our mill, and separate the leaf from the stem there, or do we want to try to do it in the field and leave the stem in the field.

And so on some of these equipment operations, some of the plant leaf fell through to the ground, other types of issues. And we are attacking those aggressively to improve the harvest techniques, but again this is all IP. So if we do our job like we have, the yields would continue to improve.

KEITH GIL:
Is that the machine that you designed?

MARK GREWAL:
Koren Sihota had a lot to do it with, but we don't want to talk about the exact machine and tip off anybody else into where we are headed with this California operation.

KEITH GIL:
Okay, fair enough. Thank you, again.

MARK GREWAL:
Thank you.

OPERATOR:
Our next question comes from Clint Holland of JHS Capital. Please go ahead.

CLINT HOLLAND:
Hi, Mark.

MARK GREWAL:
Hi, Clint.

CLINT HOLLAND:
How are you doing?

MARK GREWAL:
Very well. How are you doing?

CLINT HOLLAND:
Real good. I am hoping to come down and listen to you again.

MARK GREWAL:
I would love to have you, please come anytime.

CLINT HOLLAND:
Okay. I've got a couple of questions for you. Are you growing plants and breeding plants for other farmers not in your Group to grow on the stevia, or is everything you are doing just for yourself?

MARK GREWAL:
Currently everything we are doing is to supply our contract requirements that we've signed up for the PureCircle.

CLINT HOLLAND:
Okay.

MARK GREWAL:
Once we ramp-up past that then we will…that I'll open the doors for others to start coming in.

CLINT HOLLAND:
Okay. And what month do you think you will do your next cutting on the stevia, roughly?

MARK GREWAL:
We think everything will be in the first two quarters you know on stevia.

CLINT HOLLAND:
Okay. All right, because we would like to come down and see you then when that's going on. Okay, thanks I appreciate it. Good job.

MARK GREWAL:
Thank you.

OPERATOR:
Our next question comes from Tom Gettings, Private Investor. Please go ahead.

TOM GETTINGS:
Yes, sir. I saw that you, you said you had a 70% mix of international sales versus 30% domestic on the alfalfa seed. Do you have projections of that changing and if you do, how will that affect your margins?

MATT SZOT:
In any one particular quarter our mix between international and domestic can vary quite a bit. Historically, looking back over an extended period of time international sales have represented approximately 50% of our business, and we are not giving guidance exactly what that mix is going to be in the future.

TOM GETTINGS:
Okay, thank you.

OPERATOR:
This concludes our question and answer session. I'd like to turn the conference back over to Mark Grewal for any closing remark.

MARK GREWAL:
Well again, my thanks to everyone for participating on the call. And we look forward to talking with you again at the conclusion of the current quarter, and I hope everyone has a great day and a great evening and we look forward to the future. Thank you very much.

OPERATOR:
The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.